UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  September 13, 2006                  /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                        NEWS RELEASE - SEPTEMBER 13, 2006

                   AMERA RESOURCES LISTED ON THE NASDAQ OTCBB


AMERA RESOURCES CORPORATION is pleased to announce that the company has been approved for listing on the NASDAQ Over-the-Counter Bulletin Board. The trading symbol is "AJRSF". Amera Resources will continue to maintain it's listing on the Toronto Venture Exchange (AMS-TSX.V).

 "Trading on the NASDAQ Over-the-Counter Bulletin Board will enable US investors greater access to Amera's securities, building on the company's international presence and providing both increased liquidity and shareholder value to our investors," said Amera Resources President & CEO, Niko Cacos.

A 1,500m diamond drill program is currently underway on Amera's Cocha sediment-hosted copper-silver project in Junin Department, Peru. Drilling will focus on the "Discovery Outcrop" area where a continuous series of chip samples assayed 0.80% copper and 10g/t silver over 80m, including two non-adjacent 10-metre intervals assaying 2.69 % copper and 24.4 g/t silver and 1.38% copper and 26.2 g/t silver (see January 16, 2006 News Release).

Amera Resources Corporation is quickly becoming a leading copper and gold exploration company throughout the Americas. Amera controls a highly prospective property portfolio that extends into Peru, Argentina and Nevada, USA. The Company's area of focus is a prolific copper - gold district in an emerging and under-explored region in Central and Southern Peru.


ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, or Lee Shane, Investor Relations at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2006 NUMBER 14